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JUN 1 9 2008

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08030682

[S]TATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOLL CROSS SECURITIES USA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 TORONTO ST., SUITE 200
(No. and Street)

TORONTO (City) ONTARIO CANADA (State) M5C 2V6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE SOMODI 416-365-7593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP, LICENSED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

199 BAY ST., SUITE 3300 COMMERCE COURT W. (Address) TORONTO (City) ONTARIO CANADA (State) M5L 1B2 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 28 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN SOMODI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOLL CROSS SECURITIES USA INC., as of MARCH 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

C.F.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOLL CROSS SECURITIES USA INC.

(A WHOLLY OWNED SUBSIDIARY OF TOLL CROSS INVESTMENTS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of March 31, 2008

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Toll Cross Securities USA Inc.

We have audited the accompanying statement of financial condition of Toll Cross Securities USA Inc. as of March 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 16, 2008

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

TOLL CROSS SECURITIES USA INC.

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2008

Assets

Cash	$ 224,190
Prepaid expenses	1,637
	$ 225,827

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 45,803
Stockholder's equity:	
Capital stock:	
Authorized:	
Unlimited Class A common shares, voting	
Issued and outstanding:	
150,001 Class A common shares	200,001
Additional paid-in capital (note 3)	35,534
Deficit	(55,511)
	180,024
	$ 225,827

See accompanying notes to statement of financial condition.

On behalf of the Board:

_________________________ Director

Toll Cross Securities USA Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on September 27, 2004 and commenced operations on August 31, 2006. In the United States of America, effective August 31, 2006, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of The National Association of Securities Dealers, Inc. The Company computes its regulatory net capital under the basis method of the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company is a wholly owned subsidiary of Toll Cross Investments Inc. (the "Parent"), whose wholly owned subsidiary, Toll Cross Securities Inc. ("TCS"), is a Canadian-owned investment dealer and member of the Investment Dealers Association of Canada.

The Company's primary source of revenue is commission income for securities trade executions for U.S. resident institutional clients. The Company clears all transactions with and for its customers, on a fully disclosed basis, through an affiliate, TCS (the "Clearing Broker"). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(i). The Company is located in Toronto, Ontario, Canada.

1. Basis of presentation:

This statement of financial condition has been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's future operations are dependent on the Company's ability to attract and retain clients. The statement of financial condition has been prepared on the basis that the Company will receive the continued financial support of the Parent.

2. Significant accounting policies:

This statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

(a) Securities transactions:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

2. **Significant accounting policies (continued):**

(b) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the rate of exchange in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

Revenue and expenses related to Canadian dollar foreign currency transactions are translated into U.S. dollars at the average exchange rates prevailing for the year. Realized and unrealized gains and losses resulting from foreign currency transactions are included in loss for the year.

(c) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(d) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(Expressed in U.S. dollars)

3. Related party transactions and balances:

(a) The Company has entered into operating and service agreements with an affiliate, TCS, whereby TCS provides certain administrative, record-keeping and securities trading and clearing services on behalf of the Company. In addition, TCS allows the Company to occupy and use all the space, furniture, equipment and other facilities of TCS in Toronto. All of the foregoing services are provided at rates specified in the service agreement.

During the year ended March 31, 2008, the total of such service fees was $23,354. At March 31, 2008, due from broker balance with TCS was nil.

The transactions with TCS described above and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

Variable compensation is paid to TCS on behalf of its registered employees for commissions earned on trading commission income.

(b) The Parent contributed $23,354 of additional paid-in capital in respect of service fees charged to TCS on behalf of the Company.

4. Income taxes:

For Canadian tax purposes, the Company files stand-alone federal and provincial tax returns. At March 31, 2008, the Company had a deferred tax asset of approximately $16,017 relating to net operating loss carryforwards of $55,232, which have a maximum expiry of up to 2028. Management has recorded a 100% valuation allowance against the deferred tax asset. The benefit of those losses will be recognized as income is earned.

The Company's effective income tax rate is 29%.

5. Fair value of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

TOLL CROSS SECURITIES USA INC.

Notes to Statement of Financial Condition (continued)
(Expressed in U.S. dollars)

March 31, 2008

6. Regulatory net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. At March 31, 2008, the Company had net capital of $177,022, which was $77,022 in excess of its required net capital of $100,000. The Company's net capital ratio of aggregate indebtedness to net capital was approximately 0.26:1.

7. Comprehensive income:

There is no comprehensive income disclosure, as the loss for the year per statement of operations is the same as comprehensive loss.

END